UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JULY 1, 2008
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                                No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                                No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a letter to the Limited Partners of Capital Product Partners L.P., dated July 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  July 1, 2008

Exhibit I

July 1, 2008

LETTER TO THE LIMITED PARTNERS OF CAPITAL PRODUCT PARTNERS, L.P.

Enclosed is a Notice of the Annual Meeting of the Limited Partners of Capital Product Partners, L.P. (the “Company”) which will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on July 25, 2008, at 10:00 a.m.

At this Annual Meeting (the “Meeting”), Limited Partners of the Company will consider and vote upon proposals:

1.	To elect one Class I Director to serve until the 2011 Annual Meeting of Limited Partners (“Proposal One”);

2.
To approve the adoption of an amendment to the Company’s First Amended and Restated Agreement of Limited Partnership establishing that, if a quorum has not been obtained after two attempts at any meeting of Limited Partners of the Company, then any votes present at the third convened meeting will be deemed to constitute a quorum (See meeting notice for further information) (“Proposal Two”);

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the common units represented at the Meeting, excluding common units owned by Capital Maritime & Trading Corp. or its affiliates.

Adoption of Proposal Two requires the affirmative vote of a majority of the outstanding common units, (excluding common units owned by the general partner of the Company or its affiliates), and the affirmative vote of a majority of the outstanding subordinated units represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,
Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS, L.P.
NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

July 1, 2008

NOTICE IS HEREBY given that the Annual Meeting of the Limited Partners of Capital Product Partners, L.P. (the “Company”) will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on July 25, 2008, at 10:00 a.m. for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class I Director to serve until the 2011 Annual Meeting of Limited Partners (“Proposal One”);

2.
To approve the adoption of an amendment to the Company’s First Amended and Restated Agreement of Limited Partnership establishing that, if a quorum has not been obtained after two attempts at any meeting of Limited Partners of the Company, then any votes present at the third convened meeting will be deemed to constitute a quorum (See meeting notice for further information) (“Proposal Two”);

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on June 27, 2008 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.
3 IASSONOS STR.
18 537 PIRAEUS
GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON JULY 25, 2008
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board of Directors”) of Capital Product Partners, L.P., a Marshall Islands limited partnership (the “Company”), for use at the Annual Meeting of Limited Partners to be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on July 25, 2008, at 10:00 a.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners of the Company entitled to vote at the Meeting on or about July 3, 2008.

VOTING RIGHTS AND OUTSTANDING SHARES

On June 27, 2008 (the “Record Date”), the Company had outstanding 16,011,629 common units (the “Common Units”), 8,805,522 subordinated units (the “Subordinated Units”) and 506,472 general partner units.  Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit, and, for purposes of Proposal Two, each Subordinated Unit.  One or more Limited Partners holding at least a majority of the total voting rights of the Company represented in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Units, and for purposes of Proposal Two, the Subordinated Units, represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The Common Units are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “CPLP.”

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, at 3 Iassonos Str., 18 537 Piraeus, Greece a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

ANNUAL REPORT AND OTHER MATERIALS FOR MEETING

Our Annual Report for the year ended December 31, 2007 and copies of the materials for our Annual General Meeting of Limited Partners are available on our website at www.capitalpplp.com. You may also request a copy of our annual report or of the materials free of charge by writing or calling us at the following address:
Capital Product Partners L.P., 3 Iassonos Str., Piraeus 18537, Greece.
Tel: (+30) 210 458 4950 or +1 (203) 539-6273.
Email: info@capitalpplp.com or m.serckhanssen@capitalpplp.com

PROPOSAL ONE

ELECTION OF CLASS I DIRECTOR

The Company’s board of directors consists of three persons who are designated by the Company’s general partner in its sole discretion and four who are elected by the holders of Common Units. As provided in the Company’s First Amended and Restated Agreement of Limited Partnership, directors appointed by our general partner serve as directors for terms determined by our general partner and directors elected by holders of our Common Units are divided into three classes serving staggered three-year terms. Accordingly, the Board of Directors has nominated Robert P. Curt, a Class I Director, for re-election as a director whose term would expire at the 2011 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the common units authorized thereby FOR the election of the following nominee.  It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Robert P. Curt	57	Class I Director

Robert P. Curt joined our board of directors on July 24, 2007 and serves on our conflicts committee and our audit committee. He had been a career executive for more than 30 years with ExxonMobil, and was named General Manager of ExxonMobil's Marine Transportation department following the merger of Exxon and Mobil in 1999. In 2003, he was seconded to Qatargas to lead its LNG vessel acquisition program and subsequently was appointed Managing Director of Qatar Gas Transport Company, the world's largest owner of LNG vessels. In 2006, he returned to the U.S., where he served as Vice President in ExxonMobil's SeaRiver subsidiary. Mr. Curt received his B.S. degree in Marine Engineering from the U.S. Merchant Marine Academy, Kings Point, and holds an MBA in Finance from Iona College.

Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Robert P. Curt and Keith Forman. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an "audit committee financial expert" for purposes of the U.S. Sarbanes-Oxley Act. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff and Robert P. Curt. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by The Nasdaq Global Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us.  Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our limited partners.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by holders of the Common Units (excluding common units owned by Capital Maritime & Partners Corp. or its affiliates) present either in person or represented by proxy at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF THE AMENDMENT TO THE
COMPANY’S FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP

The Board of Directors is submitting for approval at the Meeting a proposed amendment to the Company’s First Amended and Restated Agreement of Limited Partnership that would establish that, in the case of any meeting of Limited Partners held after the effective date of the amendment and which has been adjourned for a second time due to absence of a quorum during the first two meetings, the holders of any Outstanding Units of the class or classes for which such meeting has been called, represented either in person or by proxy shall constitute a quorum for the purposes of such meeting.

The quorum currently required at all meetings of Limited Partners is a majority of all units of the class or classes for which such meeting has been called, represented either in person or by proxy.

The Board of Directors believes that a change in the quorum required for meetings of the Limited Partners which have been adjourned for a second time due to absence of a quorum during the first two meetings is in the best interests of the Company because it will allow the Company to conduct its business more efficiently by reducing the possibility of having to further adjourn future meetings of the Limited Partners due to absence of a quorum.

If approved, Clause 13.9 of the Company’s First Amended and Restated Agreement of Limited Partnership will be amended to read (amendments underlined in text):

Section 13.9. Quorum and Voting.  The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage, provided, however, that if any meeting has been adjourned for a second time due to absence of a quorum, the holders of any Outstanding Units of the class or classes for which such meeting has been called represented in person or by proxy shall constitute a quorum for the purposes of such meeting. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, provided, however, that if any meeting has been adjourned for a second time due to absence of a quorum, the act of the Limited Partners holding Outstanding Units of the class or classes for which the meeting has been called which are represented in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Required Vote.  Adoption of Proposal Two requires the affirmative vote of a majority of the outstanding Common Units entitled to vote at the Meeting (excluding common units owned by the general partner of the Company or its affiliates) and the affirmative vote of a majority of the Subordinated Units.

Effect of abstentions.  An abstention will count as an effective vote for Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY’S FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH AMENDMENT UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

            The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation on behalf of the Board of Directors will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the Annual General Meeting of Limited Partners will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners. Morrow & Co. LLC has been retained to assist in soliciting proxies.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

July 1, 2008
Piraeus, Greece